August 29, 2024

Kevin Stumbo
Chief Financial Officer
Community Trust Bancorp, Inc.
346 North Mayo Trail
P.O. Box 2947
Pikeville, Kentucky 41502

       Re: Community Trust Bancorp, Inc.
           Form 10-K
           Filed February 28, 2024
           File No. 001-31220
Dear Kevin Stumbo:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed February 28, 2024
Item1C. Cybersecurity, page 15

1. We note the statement on page 16 that your internal audit executes a comprehensive and
       layered auditing approach    to evaluate the effectiveness of existing
controls and    ensure
       that cybersecurity risk has been adequately mitigated within [y]our
institution.    Please
       revise future filings to disclose whether your processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into your overall risk management system or processes. See Item 106(b)(1)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 29, 2024
Page 2

       Please contact Susan Block at 202-551-3210 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance